New York Menlo Park Washington DC London Paris	São Paulo Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 701 5428 fax manuel.garciadiaz@davispolk.com

January 24, 2014
BY EDGAR AND FACSIMILE

Re:	Cosan Limited
Form 20-F for Fiscal Year Ended March 31, 2013
File No. 1-33659

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Dear Mr. Skinner:

On behalf of Cosan Limited (the “Company”), set forth below is the Company’s response to your letter dated December 31, 2013 relating to the Company’s Form 20-F for the year ended March 31, 2013 (the “2013 Form 20-F”).  To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2013 Form 20-F.

Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-12
Note 3.9 Intangible Assets and Goodwill, page F-29
Concession Agreement

1.   Disclosure under this note indicates that “the construction of the infrastructure necessary for gas distribution is considered as a service rendered to the Grantor, and the related income is recognized in the statement of income. The financing costs directly related to the construction are also capitalized.” This disclosure suggests that you recognize revenue related to the construction of infrastructure, but this is not clear. Supplementally, clarify this for us. To the extent that you do recognize revenue, explain to us how the amount and timing of revenue is determined. Separately, explain to us how you account for the costs of construction, including how and when such costs are reflected in your statement of income. In connection with this, explain how the amount of

Mr. Brad Skinner	2	January 24, 2014

capitalized interest is determined, and how and when capitalized interest is recognized in your statement of income. As part of your response to this comment, provide reference to the specific authoritative literature that supports your accounting for the construction of infrastructure under IFRS.

The Company respectfully advises the Staff that in applying IFRIC 12 for concession agreements it recognizes revenue on the construction of infrastructure at fair value, in accordance with IFRIC 12 paragraphs 13 and 14. This construction revenue is recognized in accordance with IAS 11, by reference to the stage of completion of construction at the end of the reporting period. The stage of completion is determined by the costs incurred as a percentage of the total costs expected to be incurred to complete the construction work. As disclosed in Note 27 to our financial statements, this revenue amounted to R$230 million for the fiscal year ended March 31, 2013, which was less than 1% of our consolidated Net sales.

Costs of construction are recognized as incurred in accordance with IFRIC 12 paragraph 14, which requires recognition in accordance with IAS 11. The costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting period, and are included in the Cost of sales line in our consolidated statement of income. The Company does not recognize any profit margin on the construction of infrastructure as such margin is considered immaterial. This is because substantially all profit margin on construction activity is realized by third party construction contractors. In addition, supervision of construction projects is also performed by third parties, and such contractors provide guarantees in relation to potential risks derived from construction work. As such, the construction service directly performed by the Company is only the management of the arrangements with contractors.

Financing costs are capitalized in accordance with IAS 23 paragraph 8. As per IAS 23 paragraph 14, the capitalization rate is the weighted average rate of applicable borrowing, and is applied to the balance of qualifying assets under construction at the end of each period, and capitalized as part of the concession intangible asset in accordance with IFRIC 12 paragraph 22. Such capitalized interest amounted to R$9 million for the fiscal year ended March 31, 2013. The Company will consider separately disclosing this amount in future filings.

2. Your disclosure under this section indicates that the amortization of the intangible asset “reflects the pattern expected of the future economic benefits to accrue to the Company.” Supplementally, explain to us, in reasonable detail, specifically how the amount of amortization is determined. As part of your response, identify the specific contract provisions or other factors that support your amortization method.

The Company supplementally advises the Staff that the concession intangible assets is comprised by: (i) the concession right recognized upon the business combination of Comgás, in accordance IFRS 3R, that is amortized over the concession period on a straight line basis; and (ii) the acquired or constructed underlying assets of the concession, such as pipelines, that are amortized/depreciated reflecting the pattern in which the future economic benefits of the asset are expected to be consumed by the Company, or the final term of the concession, whatever occurs first. With respect to (ii) above, the consumption pattern of the assets are related to the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator to determine the basis for measuring the tariff for rendering the services of the concession, in accordance with the concession contract with the grantor (the Sanitation and Energy Regulatory Agency for the State of São Paulo).

Mr. Brad Skinner	3	January 24, 2014

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-450-6095 or Mr. Martins of the Company at +5511-3897-9797.

Very truly yours,

/s/  Manuel Garciadiaz

cc:	Sandy Eisen (Securities and Exchange Commission)
Marcelo Martins (CFO, Cosan Limited)
Valdir Augusto de Assunção (PricewaterhouseCooper Auditores Independentes)

Mr. Brad Skinner	4	January 24, 2014

COMPANY CERTIFICATION

In responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Marcelo Martins________________
Marcelo Martins, Chief Financial Officer
Cosan Limited